SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period March 30, 2006 to March 31, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing the 2005 Annual Information Form, Annual Meeting and Continuation of Management Agreement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 31, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A, PGF.B, TSX; PGH, NYSE
PENGROWTH ANNOUNCES 2005 ANNUAL INFORMATION FORM, ANNUAL MEETING
AND CONTINUATION OF MANAGEMENT AGREEMENT
(Calgary, March 31, 2006) — Pengrowth Corporation, Administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), today announced that Pengrowth has filed its Annual Information Form for the year ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. The Annual Information Form is available on the SEDAR website at www.sedar.com or on Pengrowth’s website at www.pengrowth.com.
Pengrowth’s Annual and Special Meeting will be held on Tuesday, May 30, 2006 at 3:00 p.m. Mountain Daylight Time in the Devonian Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada.
Pengrowth also announced that the Board of Directors has resolved not to exercise the contract termination clause in the Management Agreement with Pengrowth Management Limited at the end of the first three year term of the contract and as a result to continue the Agreement for a final three year term ending on June 30, 2009. The Management Agreement, which was approved by unitholders in 2003, was negotiated with two discreet terms to incentivize future performance and to avoid up front termination payments associated with internalization of management.
The Board of Directors formed an independent committee that retained Scotia Capital Inc. as financial advisor and that considered the anticipated effects to the Corporation and to unitholder value of both a termination and a continuation of the Management Agreement. The Committee based its recommendation on several factors, including:
•	the amount of the contract termination fee payable to the Manager (based on approximately two thirds of the fees payable during the first term of the agreement), the estimated cost of internal management to June 30, 2009 and the estimated maximum management fees that would be payable to the Manager over the final three years of the Agreement (based upon a declining fee structure);

•	the commitment by the Manager to certain key governance standards relating to the conduct of the affairs of the Trust and a continuing commitment to overall corporate governance practices (as such practices would apply to Pengrowth in an internalized management structure); and a further commitment to assist and work with the Board in establishing a plan for the orderly transition to a traditional corporate management structure at the end of the final term of the Management Agreement on June 30, 2009.

PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and Chief
Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to those found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in Pengrowth’s Annual Information Form.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.